SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

FIRST BANCORP

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue, 28th Floor
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 318672102	(Page 2 of 10)

13D
1	NAMES OF REPORTING PERSONS

Thomas H. Lee Advisors (Alternative) VI, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER
19,993,582

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
19,993,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,993,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.2% (1)

14	TYPE OF REPORTING PERSON
CO

*See Item 5.

(1)  Calculation based on 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 3 of 10)

13D
1	NAMES OF REPORTING PERSONS

Thomas H. Lee (Alternative) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
10,995,162

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
10,995,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
10,995,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
5.1% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)  Calculation based on 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 4 of 10)

13D
1	NAMES OF REPORTING PERSONS

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
7,445,340

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
7,445,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
7,445,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
3.4% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)  Calculation based on 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 5 of 10)

13D
1	NAMES OF REPORTING PERSONS

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
1,300,551

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
1,300,551

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
1,300,551

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
0.6% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)  Calculation based on 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 6 of 10)

13D
1	NAMES OF REPORTING PERSONS

THL FBC Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
252,529

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
252,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
252,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
0.1% (1)

14	TYPE OF REPORTING PERSON
PN

*See Item 5.

(1)  Calculation based on 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 7 of 10)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on October 17, 2011 as amended on August 28, 2013 and as further amended on September 17, 2013 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the final paragraph thereof:

At the closing on December 5, 2016, the Funds sold 10,350,000 shares of Common Stock in the aggregate, at a price of $5.362 per share (after deduction for underwriter discount), in an underwritten public offering (as follows: 130,725 shares sold by FBC Fund; 5,691,824 shares sold by Fund VI; 3,854,200 shares sold by Parallel Fund VI; and 673,251 shares sold by DT Fund VI).

At the closing on February 7, 2017, the Funds sold 11,500,000 shares of Common Stock in the aggregate, at a price of $6.36 per share in an underwritten public offering (as follows: 145,251 shares sold by FBC Fund; 6,324,248 shares sold by Fund VI; 4,282,443 shares sold by Parallel Fund VI; and 748,058 shares sold by DT Fund VI).

Item 5.	Interest in Securities of the Company.

Items 5 (a)-(c) are supplemented as follows:

(a)-(b)

As of February 7, 2017, THL collectively owns 19,993,582 shares of Common Stock (or 9.2% of the Common Stock outstanding).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership.

Fund VI may be deemed to beneficial own 10,995,162 shares of Common Stock (or 5.1% of the Common Stock outstanding).

Parallel Fund VI may be deemed to beneficial own 7,445,340 shares of Common Stock (or 3.4% of the Common Stock outstanding).

CUSIP No. Common Stock – 318672102	(Page 8 of 10)

DT Fund VI may be deemed to beneficially own 1,300,551 shares of Common Stock (or 0.6% of the Common Stock outstanding).

FBC Fund may be deemed to beneficially own 252,529 shares of Common Stock (or 0.1% of the Common Stock outstanding).

Advisors VI, as the general partner of THL Advisors (Alternative) VI, L.P., the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 19,993,582 shares (or 9.2% of the Common Stock outstanding).

The foregoing percentages are based upon 217,469,601 shares of Common Stock outstanding as of January 18, 2017 as reported in the prospectus supplement filed by the Company with the Securities and Exchange Commission on February 2, 2017 (the “Prospectus Supplement”).

(c)

During the last 60 days, through and including the date of filing of this Amendment No. 3, no transactions were effected in the Common Stock by the Reporting Persons except as set forth in Item 4 of this Amendment No. 3, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection each of the underwritten sales of Common Stock described in Item 4 of this Amendment No. 3, the Reporting Persons agreed in the underwriting agreement to customary restrictions on sales of securities (a lock-up) for specified period of time following such underwritten sale.  The underwriting agreements are filed as Exhibits 2 and 3 hereto.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 2

Underwriting Agreement, dated November 30, 2016, by and among the Company, the Reporting Persons, certain other selling stockholders, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by First BanCorp. with the Securities and Exchange Commission on December 1, 2016).

EXHIBIT 3

Underwriting Agreement, dated February 1, 2017, by and among the Company, the Reporting Persons, certain other selling stockholders, Citigroup Global Markets Inc. and UBS Securities LLC as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by First BanCorp. with the Securities and Exchange Commission on February 3, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 9, 2017

THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, LTD.

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) PARALLEL FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

THOMAS H. LEE (ALTERNATIVE) PARALLEL (DT) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THL FBC EQUITY INVESTORS, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D